Filed by Opportunistic Credit Interval Fund
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company
Yieldstreet Alternative Income Fund Inc.
File No. 811-23407

On March 19, 2026, Mount Logan Capital Inc. (“MLCI” and “Mount Logan”) today announced that Opportunistic Credit Interval Fund (“SOFIX”), a fund managed by MLCI’s wholly owned registered investment advisor Mount Logan Management, LLC (“MLM”), entered into definitive agreements to acquire the assets of Yieldstreet Alternative Income Fund (“YS AIF”) (the “Asset Acquisition”). In addition to the Asset Acquisition, MLM entered into a Transition Services Agreement (“TSA”) with Willow Asset Management, LLC (“Willow Wealth”), the advisor of YS AIF, for access to the books and records of YS AIF and a sub-advisory agreement (“SAA”) to manage certain legacy funds managed by Willow Wealth. The press release issued by Mount Logan discussing the Asset Acquisition and TSA is attached hereto as Exhibit A. Mount Logan also issued an earnings press release and a slide deck on March 19, 2026, noting the Asset Acquisition and TSA that are attached hereto as Exhibit B and C, respectively.

Exhibits

Exhibit A	Press release dated March 19, 2026, announcing the Asset Acquisition and TSA
Exhibit B	Press release dated March 19, 2026, announcing Mount Logan Capital Inc.’s earnings
Exhibit C	Investor presentation

Filed by Opportunistic Credit Interval Fund
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company
Yieldstreet Alternative Income Fund Inc.
File No. 811-2340

EXHIBIT A

FOR IMMEDIATE RELEASE

Mount Logan–Managed Opportunistic Credit Interval Fund (SOFIX) to Acquire $100+ Million of Assets from Yieldstreet Alternative Income Fund (YS AIF)

Definitive agreement signed for SOFIX to acquire assets from YS AIF for newly issued shares of SOFIX.

YS AIF and SOFIX investors gain access to a larger investment vehicle with greater scale, economic efficiency and increased portfolio diversification.

Mount Logan currently estimates, on a full-year basis, transaction to increase fee-related earnings (FRE) by at least $2.8 million, or more than 30% of TTM FRE.1

Mount Logan’s total cost, inclusive of its definitive transition services agreement with YS AIF’s advisor, is expected to make the transaction immediately accretive to Mount Logan.

Transaction expected to close in late Q2 or Q3 2026, subject to regulatory and YS AIF shareholder approvals.

March 19, 2026 – New York, NY – Mount Logan Capital Inc. (“MLCI” and “Mount Logan”) today announced that Opportunistic Credit Interval Fund (“SOFIX”), a fund managed by MLCI’s wholly owned registered investment advisor Mount Logan Management, LLC (“MLM”), entered into definitive agreements to acquire the assets of Yieldstreet Alternative Income Fund Inc. (“YS AIF”) (the “Asset Acquisition”). In addition to the Asset Acquisition, MLM entered into a Transition Services Agreement
1 Estimated FRE contribution from acquired assets based on current management and incentive fee structure of SOFIX with $100 million in additional assets. Actual contribution of the incentive fee portion of this amount is dependent on performance and actual results may differ materially from these projections. See “Estimates and Assumptions” for additional information.

(“TSA”) with Willow Asset Management LLC (“Willow Wealth”), the advisor of YS AIF, for access to the books and records of YS AIF.

The Asset Acquisition is expected to increase SOFIX’s assets by over $100 million, nearly doubling the fund’s size. Mount Logan estimates the transaction could generate $2.8 million1 or more of incremental annual fee-related earnings (“FRE”), representing more than 30% of Mount Logan’s trailing twelve-month FRE as of December 31, 2025. We expect the transaction to be immediately accretive to Mount Logan’s FRE upon closing.

“This transaction is a significant milestone for Mount Logan and is our first strategic AUM acquisition since our business combination with 180 Degree Capital,” said Ted Goldthorpe, Chief Executive Officer of Mount Logan. “Scaling permanent and semi-permanent capital vehicles is central to our long-term strategy. This transaction is expected to nearly double SOFIX’s net assets, it will reduce its expense ratio, enhances its positioning with existing and prospective investors, and it increases Mount Logan’s recurring FRE base. The YS AIF portfolio is highly complementary to SOFIX’s existing holdings and expands our exposure to cash-flowing specialty finance and asset-backed credit assets. We believe the transaction is immediately accretive to Mount Logan and positions us to pursue additional disciplined AUM growth opportunities.”

“YS AIF was built to give individuals access to alternative income, and we believe moving its assets into a larger fund like SOFIX that has strong historical performance, reports a daily net asset value per share, and is managed by a specialized asset manager like Mount Logan, is a logical step forward,” said Ted Yarbrough, Chief Investment Officer at Willow Wealth. “This transaction also reflects our continued evolution as an investment platform as we seek out new opportunities to provide our clients with greater access to scaled investment vehicles.”

Details of the Asset Acquisition

SOFIX and YS AIF have entered into an Agreement and Plan of Reorganization whereby SOFIX will acquire the assets and non-discharged liabilities of YS AIF at the closing net asset value in exchange for newly issued shares of beneficial interests of SOFIX.

The Board of Trustees of SOFIX and the Board of Directors of YS AIF each have unanimously approved the Asset Acquisition. The Asset Acquisition is intended to be treated as a tax-free reorganization for YS AIF’s shareholders. The Asset Acquisition is subject to certain regulatory approvals and approvals by the holders of a majority of the outstanding shares of YS AIF, in addition to other customary closing conditions, including a registration statement being declared effective by the United States Securities and Exchange Commission (the “SEC”) relating to the shares of beneficial interest of SOFIX being issued to the shareholders of YS AIF in the Asset Acquisition. The transaction does not require a vote of SOFIX shareholders to be completed. Subject to the requisite approval by YS AIF shareholders and the satisfaction of customary closing conditions, the transaction is currently expected to be completed in late Q2 or Q3 2026.

In addition, in light of the proposed Asset Acquisition, effective immediately, YS AIF has suspended the offering of its shares for sale. However, the automatic dividend reinvestment plan will continue to operate for shareholders of YS AIF who have elected to participate in the automatic dividend reinvestment plan.

Details of the Transition Services Agreement

MLM and Willow Wealth have entered into a two-year Transition Services Agreement whereby MLM will receive access to certain books and records of YS AIF following the closing of the Asset Acquisition (the “Closing”) in exchange for $2 million in cash and $1 million in newly issued common stock of MLCI at Closing, and up to $2 million in aggregate additional cash consideration paid ratably and quarterly over two years subject to certain requirements. The $1 million in newly issued common stock will be subject to lock-up provisions.

Advisors

Dechert LLP is serving as legal counsel to Mount Logan and Thompson Hine LLP is serving as legal counsel to SOFIX.

Cleary Gottlieb Steen & Hamilton LLP is serving as legal counsel to the special committee of the Board of Directors of YS AIF. Stradley Ronon Stevens & Young LLP is serving as legal counsel to YS AIF, and Nelson Mullins LLP is serving as legal counsel to Willow Wealth.

About Mount Logan Capital Inc.
Mount Logan Capital Inc. is an integrated alternative asset management and insurance solutions firm focused on generating durable, fee-based revenue and long-term value creation. The Company leverages differentiated investment strategies alongside permanent insurance capital to deliver attractive, risk-adjusted returns across market cycles.
Through its subsidiaries, Mount Logan Management LLC and Ability Insurance Company, Mount Logan manages and invests across private and public credit markets in North America and operates an insurance platform that provides long-duration liabilities to support its credit investment strategies. This integrated platform is designed to provide stable earnings, downside protection, and a low risk of principal impairment through the credit cycle.
As of December 31, 2025, Mount Logan Capital had over $2.1 billion in assets under management.
About Willow Wealth

Willow Wealth enables members to build a private markets portfolio across real estate, private credit, private equity, and more. Our platform provides access to differentiated individual investments and diversified funds, as well as an automated investing solution that handles everything for you. Willow Wealth’s platform aims to make private markets investing simple and accessible.
Estimates and Assumptions
This press release includes unaudited financial and business projections. These projections, and their underlying assumptions, are inherently unpredictable and undue reliance should not be placed thereon.
These estimates reflect internal financial models that Mount Logan uses in connection with its strategic planning and are based on numerous variables and assumptions made by Mount Logan’s management with respect to industry performance, general business, economic, regulatory and financial conditions and other future events, as well as matters specific to Mount Logan’s businesses, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Mount Logan’s management. As a result, these estimates constitute forward-looking statements and are subject to many risks and uncertainties that could cause actual results to differ materially from these projections. Please carefully consider “Cautionary Statement Regarding Forward-Looking Statements” below. There can be no assurance that these estimates will be realized or that actual results will not be significantly different than projected.
The inclusion of these estimates in this press release should not be regarded as an indication that Mount Logan or any of its affiliates, advisors, officers, directors or representatives considered or considers such estimates to be necessarily predictive of actual future events, and these estimates should not be relied upon as such. The inclusion of these estimates herein should not be deemed an admission or representation by Mount Logan that its management views these estimates as material information.
Certain of the estimates and projections set forth herein may be considered non-GAAP financial measures, including FRE. There are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included by generally accepted accounting principles in the United States (“GAAP”). Non-GAAP measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures used by Mount Logan may not be comparable with similarly titled amounts used by other companies. No reconciliation of these non-GAAP measures was created or used in connection with preparing the estimates included herein.

Cautionary Statement Regarding Forward-Looking Statements
This press release, and oral statements made from time to time by representatives of Mount Logan or SOFIX may contain statements of a forward-looking nature relating to future events within the meaning of applicable U.S. and Canadian securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would,” “forecasts,” “seeks,” “future,” “proposes,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions). Forward-looking statements are not statements of historical fact and reflect Mount Logan’s or SOFIX’s current views about future events. Such forward-looking statements include, without limitation, statements about the expected timing and benefits of the transaction, the expected increase in FRE and accretive nature of the SOFIX-Yieldstreet Alternative Income Fund transaction, future financial and operating results, Mount Logan’s or SOFIX’s plans, objectives, expectations and intentions regarding our business strategy and plans, and other statements that are not historical facts, including but not limited to the inability to complete and recognize the anticipated benefits of the transaction on the anticipated timeline or at all, purchase price adjustments, unexpected costs related to the transaction, future results of operations, projected cash flow and liquidity, business strategy, shareholder liquidity and the payment of dividends to shareholders of Mount Logan or SOFIX, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this press release will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those projected. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Readers should carefully review the statements set forth in the reports, which Mount Logan and SOFIX have filed or will file from time to time with the SEC or on SEDAR+ and any risk factors contained in such reports, which may cause results to differ.

Each of Mount Logan and SOFIX do not undertake any obligation, and expressly disclaims any obligation, to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Any discussion of past performance is not an indication of future results. Investing in financial markets involves a substantial degree of risk. Investors must be able to withstand a total loss of their investment. The information herein is believed to be reliable and has been obtained from sources believed to be reliable, but no representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of the information and opinions. The information contained on the website of Mount Logan or SOFIX is not incorporated by reference into this press release. Neither Mount Logan nor SOFIX is responsible for the contents of third-party websites.
No Offer or Solicitation

This press release is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this release is not, and under no circumstances is it intended to be and does not constitute an offer to sell or the solicitation of an offer to purchase any securities in MLCI, SOFIX, YS AIF or in any fund or other investment vehicle in any jurisdiction pursuant to the proposed transactions or otherwise, nor is it intended to solicit a proxy from any shareholder of YS AIF.

Additional Information and Where to Find It

Additional information regarding the Asset Acquisition transaction will be presented in a proxy statement/prospectus that will be provided to YS AIF shareholders at a meeting of YS AIF shareholders.

The proxy statement/prospectus has yet to be filed with the SEC. After the proxy statement/prospectus is filed with the SEC, it may be amended or withdrawn at any time. The proxy statement/prospectus will not be distributed to shareholders of YS AIF unless and until a registration statement comprising the proxy statement/prospectus is declared effective by the SEC. When available and effective, as applicable, YS AIF shareholders are encouraged to review the proxy statement/prospectus on the SEC website at www.sec.gov or on the fund’s website at www.yieldstreetalternativeincomefund.com.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Participants in the Solicitation

SOFIX, MLCI, MLM, YS AIF and Willow Wealth and their respective directors/trustees, officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of YS AIF in connection with the proposed Asset Acquisition. Information regarding the persons who may be deemed participants in such solicitation will be set forth in the proxy statement/prospectus relating to the proposed Asset Acquisition when it is filed with the SEC. Shareholders may obtain additional information regarding the interests of the participants in the solicitation of proxies in connection with the proposed Asset Acquisition by reading the proxy statement/prospectus when it becomes available.
Contacts:

Mount Logan Capital Inc.
650 Madison Ave, Floor 3
New York, NY 10022
mlc.ir@mountlogan.com

Andrew Berger
SM Berger & Company
andrew@smberger.com

Willow Wealth
Pro-willowwealth@prosek.com

Filed by Opportunistic Credit Interval Fund
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company
Yieldstreet Alternative Income Fund Inc.
File No. 811-2340

EXHIBIT B

FOR IMMEDIATE RELEASE
Mount Logan Capital Inc.
Announces Fourth Quarter and Full Year 2025 Financial Results

Completed a strategic growth investment in the fourth quarter into Ability Insurance Company, significantly improving capital ratios and enabling expansion of its business

Mount Logan-managed fund signed a definitive agreement during first quarter 2026 to acquire $100+ million of assets from Yieldstreet Alternative Income Fund, which is expected to increase annual FRE2 by at least $2.8 million3

Entered an agreement during the first quarter 2026 to manage $125 million of additional assets, which is expected to increase FRE by approximately $0.5 million in 2026 and in excess of $1.0 million in 2027

Declared quarterly distribution of $0.03 per common share in the first quarter of 2026, the second shareholder distribution for Mount Logan as a US registrant

Mount Logan to host a conference call on Thursday, March 19, 2026, at 12:00 PM Eastern Time to discuss full year and fourth quarter 2025 results, and first quarter 2026 updates

2 FRE is a non-GAAP financial measure that the Company believes provides valuable perspectives on its business results. With respect to FRE for completed periods, refer to tables elsewhere in this press release for a reconciliation to the comparable GAAP measure.
3 Estimated FRE contribution from acquired assets based on current management and incentive fee structure of SOFIX with $100 million in additional assets. Actual contribution of the incentive fee portion of this amount is dependent on performance and actual results may differ materially from these projections. No reconciliation of this non-GAAP measure was created or used in connection with preparing the estimates included herein. See “Estimates and Assumptions” for additional information.

NEW YORK, March 19, 2026 – Mount Logan Capital Inc. (Nasdaq: MLCI) (“Mount Logan” or the “Company”) announced today its financial results for the fourth quarter and full year ended December 31, 2025.

Management Commentary

•Ted Goldthorpe, Chief Executive Officer and Chairman of Mount Logan stated, “2025 was a transformational year for Mount Logan following the completion of our business combination with 180 Degree Capital. The transaction strengthened our capital base and positioned the Company to invest in the continued development of our platform. For the full year, our asset management business generated a stable base of fee-related earnings, which we expect to strengthen further through recently announced initiatives, including the Yieldstreet asset acquisition by Mount Logan's managed fund SOFIX, and continued growth in our managed strategies. Within our insurance platform, spread-related earnings were breakeven for the year as we continued to invest in the team and capabilities needed to support future growth, while rotating out of legacy, underperforming insurance assets. Subsequent to year-end, we have taken several steps to enhance shareholder value and increase financial flexibility, including completion of a $15 million tender offer, the issuance of $40 million senior notes, and executing strategic AUM growth initiatives, both organically and inorganically. We believe Mount Logan is well positioned to remain opportunistic in deploying capital across diverse credit strategies as we seek to grow recurring earnings over time."

Full Year Milestones4

•Total revenue for the Asset Management segment, including investment and other income, was $21.5 million for the year, an increase of $6.5 million, or 44% compared to 2024. The increase was driven primarily by the $4.5 million gain recognized on the acquisition of 180 Degree Capital, as well as a $1.4 million unrealized gain on the minority stake position Mount Logan has in Runway Growth Capital LLC. Asset Management revenues exclude $6.0 million of intercompany management fees earned from managing the assets of Ability Insurance Company ("Ability"), which increased $0.4 million, or approximately 7%, from $5.6 million in 2024.
•Fee-Related Earnings (“FRE”) for the Asset Management segment were $8.5 million for the year, down $0.6 million compared to $9.1 million in 2024. This decrease primarily reflects voluntary fee waivers of $0.5 million. Additionally, Mount Logan underwent a shift in key fee streams as certain funds continued their wind down during 2025, including the Ovation funds and Mount Logan’s managed CLOs. Following the merger of Logan Ridge into Portman Ridge, Mount Logan introduced a new recurring revenue stream from a profit-sharing agreement with the majority owner of Sierra
4 As discussed in Note 1 and Note 3 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2025, on September 12, 2025, we completed a business combination with 180 Degree Capital Corp. (the “Business Combination”). Therefore, our consolidated financial results present the historical results of Mount Logan Capital Intermediate LLC (f/k/a Mount Logan Capital Inc) prior to September 12, 2025, and those of the combined company on and subsequent to that date.

Crest Investment Management5, which management anticipates will be fully reflected in 2026 financial performance. For the full-year, Mount Logan earned $0.8 million of transaction and advisory fees, reflecting a new organic initiative within the asset management segment.
•Total net investment income for the Insurance Solutions segment including net investment income of consolidated variable interest entities ("VIEs") was $79.0 million for the year, a decrease of $13.8 million, or 15%, compared to 2024. The decrease was primarily driven by a lower interest rate environment, higher management and incentive fees associated with funds withheld assets under modified coinsurance ("Modco") arrangement with Vista Life and Casualty Reinsurance Company ("Vista"), and the write off of accrued interest on certain defaulted mortgages amounting to $2.3 million. Excluding the funds withheld assets under reinsurance contracts and Modco arrangements, the Insurance Solutions segment’s net investment income was $55.0 million, a decrease of $4.3 million, or 7%, compared to 2024.
•Achieved 6.9%6 yield on the insurance investment portfolio for 2025. Excluding the funds withheld under reinsurance contracts and modified coinsurance, the yield was 7.7%.
•Spread-Related Earnings (“SRE”)7 for the Insurance Solutions segment was $0.0 million in 2025, compared to $13.7 million in 2024. The decline year-over-year was primarily attributable to the decline in net investment income for the Insurance Solutions segment including VIEs, while general, administrative and other expenses were lower due to lower MYGA-related expenses and cost reductions following continued expense efficiency initiatives, which remain ongoing.
•Ability’s total assets managed by Mount Logan excluding the funds withheld assets under reinsurance contracts and Modco, were $660.7 million as of December 31, 2025, an increase of $40.6 million from the fourth quarter of 2024. As of December 31, 2025, the Insurance Solutions segment included approximately $1.1 billion in total investment assets, an increase of $36.0 million from the comparative prior year period. During the first quarter of 2025, Mount Logan began managing a portion of Ability’s Modco assets with Vista totaling $71.9 million as of December 31, 2025.
•Book value of the insurance segment as of December 31, 2025 was $122.1 million, a decrease of $7.7 million, compared to $129.8 million as of December 31, 2024. As of year-end, Mount Logan made a significant investment into Ability to support the flywheel effect of the business.

Fourth Quarter 2025 Highlights

•Total revenue for the Asset Management segment including investment and other income was $2.6 million, a decrease of $1.2 million, compared to $3.8 million for the fourth quarter of 2024. The decrease was primarily driven by the termination of the Logan Ridge investment management agreement and wind-down of the Ovation funds. While the Company anticipated the decrease in management fees from these events, Mount Logan entered into new agreements and transactions
5 Sierra Crest Investment Management ("SCIM") is the manager of BCP Investment Corporation ("BCIC"). SCIM previously served as the manager of Portman Ridge Finance Corporation, which during the third quarter of 2025 merged with Logan Ridge Finance Corporation and was renamed BCIC. Mount Logan owns a 24.99% stake in SCIM through a subsidiary.
6The yield is calculated based on the net investment income less management fees paid to Mount Logan divided by the average of investments in financial assets for the current year and prior year.
7 SRE is a non-GAAP financial measure that the Company believes provides valuable perspectives on its business results. With respect to SRE for completed periods, refer to tables elsewhere in this press release for a reconciliation to the comparable GAAP measure.

resulting in new profit-sharing revenue and advisory and transaction fees earned this quarter compared to the comparative period. The new profit-sharing revenue is expected to scale with the growth of BCIC.
•FRE for the Asset Management segment were $1.5 million for the quarter, down $0.7 million compared to $2.2 million in fourth quarter 2024.
•Total net investment income for the Insurance Solutions segment including net investment income of consolidated VIEs was $18.5 million, a decrease of $5.0 million, or 21%, compared to fourth quarter of 2024. The decrease was primarily driven by a lower interest rate environment and the write off of accrued interest on certain defaulted mortgages. Excluding the funds withheld assets under reinsurance contracts and Modco arrangements, the Insurance Solutions segment’s net investment income was $13.5 million, a decrease of $1.5 million, or 10%, compared to fourth quarter of 2024.
•SRE for the Insurance Solutions segment was $(1.1) million in fourth quarter 2025, compared to $4.2 million in 2024.

Managed-fund Transaction

•Mount Logan–managed Opportunistic Credit Interval Fund (“SOFIX”) signed a definitive agreement to acquire $100+ million of assets from Yieldstreet Alternative Income Fund Inc. (“YS AIF”) during the first quarter of 2026.
•Mount Logan currently estimates, on a full-year basis, the transaction will increase FRE by $2.8 million2 or more, representing a more than 30% increase in Mount Logan's 2025 trailing twelve-month FRE as of December 31, 2025.
•Mount Logan’s total cost inclusive of its definitive transition services agreement with YS AIF’s advisor is expected to make the transaction immediately accretive to Mount Logan.
•YS AIF and SOFIX investors gain access to a larger investment vehicle with greater scale, economic efficiency and increased portfolio diversification.
•Transaction expected to close in late Q2 or Q3 2026, subject to regulatory and YS AIF shareholder approvals.

Other Subsequent Events

•Declared a stockholder quarterly distribution in the amount of $0.03 per share of common stock for the quarter ended December 31, 2025, payable on April 15, 2026 to stockholders of record at the close of business on March 30, 2026. This cash dividend marks the second consecutive quarter of the Company issuing a $0.03 distribution to its stockholders following the closing of the Business Combination.
•Closed $40.0 million in aggregate principal amount of senior unsecured notes offering where funds were used to partially repay outstanding indebtedness on the Company's credit facility, with remaining funds available for general corporate purposes.
•Closed $15.0 million tender offer to purchase approximately 12% of the Company's common stock issued and outstanding as of February 2, 2026.

•Approved a $10.0 million share repurchase program through December 31, 2027, where repurchases may be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions, or by other means in accordance with applicable securities laws and subject to market conditions and other factors.

Selected Financial Highlights

•Total capital of the Company was $185.3 million at December 31, 2025, a decrease of $11.9 million as compared to December 31, 2024. Total capital consists of debt obligations and total shareholders’ equity.
•Consolidated net loss before taxes was $58.5 million for 2025, compared with a loss of $9.8 million for 2024. The year-over-year change primarily reflects one-time costs related to the Business Combination with 180 Degree Capital, the impairment of the Logan Ridge investment management agreement intangible asset, certain legal and consulting fees associated with the previously announced investigation of misconduct by a former employee of ML Management, as well as reimbursements to AIF and its portfolio company in relation to such misconduct, and the goodwill impairment of the legacy LTC product within Insurance Solutions.
•Basic earnings (loss) per share (“EPS”) was ($7.08) for 2025, an increase in loss per share of $5.38 from ($1.70) for 2024.

Conference Call Details

Mount Logan will hold a conference call to discuss its quarterly results on Thursday, March 19, 2026 at 12:00 p.m. ET. Participants may access the conference call via webcast using this Webcast Link. To participate via telephone, please register in advance using this Registration Link. Upon registration, all telephone participants will receive a one-time confirmation email detailing how to join the conference call, including the dial-in number along with a unique PIN that can be used to access the call. All participants are encouraged to dial in 10 minutes prior to the start time. A replay of the conference call and webcast will be available on-demand via the Company’s investor relations webpage at
https://ir.mountlogan.com/ for 12 months.

Results of Operations by Segment

	Years Ended December 31,
	2025	2024	Change ($)	Change (%)
	($ in thousands)
REVENUES
Asset Management
Management fees	$9,532	$11,131	$(1,599)	(14)%
Incentive fees	1,613	3,198	(1,585)	(50)%
Advisory and transaction fees, net	798	—	798	NM
Equity investment earning	1,023	680	343	50%
	12,966	15,009	(2,043)	(14)%
Insurance Solutions
Net Premiums	(17,200)	(15,479)	(1,721)	11%
Product charges	1,877	266	1,611	606%
Net investment income	63,423	74,638	(11,215)	(15)%
Net gains (losses) from investment activities	6,217	(8,211)	14,428	(176)%
Net revenues of consolidated variable interest entities	13,166	15,082	(1,916)	(13)%
Net investment income (loss) on funds withheld	(27,192)	(32,056)	4,864	(15)%
Other income	309	541	(232)	(43)%
	40,600	34,781	5,819	17%
Total revenues	53,566	49,790	3,776	8%
EXPENSES
Asset Management
Administration and servicing fees	7,802	5,895	1,907	32%
Transaction costs	9,501	2,174	7,327	337%
Compensation and benefits	8,392	8,412	(20)	—%
Amortization and impairment of intangible assets	14,978	3,582	11,396	318%
Interest and other credit facility expenses	7,810	7,001	809	12%
General, administrative and other	13,138	6,480	6,658	103%
	61,621	33,544	28,077	84%

Insurance Solutions
Net policy benefit and claims (remeasurement gain on policy liabilities of $9,872 and $16,237 for the year ended December 31, 2025 and 2024, respectively)	(2,222)	(10,091)	7,869	(78)%
Interest sensitive contract benefits	16,076	14,972	1,104	7%
Amortization of deferred acquisition costs	3,126	2,175	951	44%
Compensation and benefits	543	1,367	(824)	(60)%
Interest expense	1,541	1,313	228	17%
General, administrative and other (including related party amounts of $6,972 and $7,169 for the year ended December 31, 2025 and 2024, respectively)	14,394	16,276	(1,882)	(12)%
Goodwill impairment	25,504	—	25,504	NM
	58,962	26,012	32,950	127%
Total expenses	120,583	59,556	61,027	102%
Investment and other income (Loss) - Asset Management
Net gains (losses) from investment activities	2,021	(1,531)	3,552	(232)%
Dividend income	98	356	(258)	(72)%
Interest income	1,278	1,091	187	17%
Other income (loss), net	702	69	633	917%
Gain on acquisition	4,457	—	4,457	NM
Total investment and other income (loss)	8,556	(15)	8,571	NM
Income (loss) before taxes	(58,461)	(9,781)	(48,680)	498%
Income tax (expense) benefit — Asset Management	(2,386)	(606)	(1,780)	294%
Net income (loss)	$(60,847)	$(10,387)	$(50,460)	486%

Note: “NM” denotes not meaningful.
Non-GAAP Financial Measures
In this release, the Company includes FRE and SRE, which are non-GAAP performance measures that the Company uses to supplement its results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). As required by the rules of the Securities and Exchange Commission (“SEC”), the Company has provided herein a reconciliation of the non-GAAP financial measures contained in this press release to the most directly comparable measures under GAAP. The Company’s management believes FRE and SRE are useful in evaluating its operating performance and by providing these non-GAAP measures, the Company’s management intends to provide investors, securities analysts and other interested parties with a meaningful, consistent comparison of the Company’s profitability for the periods presented. These non-GAAP measures are not intended to be a substitute for GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

Asset Management

Fee Related Earnings

FRE is a non-GAAP financial measure used to assess the asset management segment’s generation of profits from revenues that are measured and received on a recurring basis and are not dependent on future realization events. The Company calculates FRE as follows:

($ in Thousands)

	Years Ended December 31,
	2025	2024	Change ($)	Change (%)
Asset Management
Management fees	$15,575	$16,758	$(1,183)	(7)%
Incentive fees	1,613	3,198	(1,585)	(50)%
Advisory and transaction fees, net	798	—	798	NM
Equity investment earnings	1,023	680	343	50%
Interest income¹	1,087	1,091	(4)	—%
Other fee-related income	367	—	367	NM
Fee-related compensation	(4,962)	(5,665)	703	(12)%
Other operating expenses:
Administration and servicing fees	(4,313)	(4,290)	(23)	1%
General, administrative and other	(2,704)	(2,693)	(11)	—%
Fee related earnings	$8,484	$9,079	$(595)	(7)%

Note: “NM” denotes not meaningful.
(1)Represents interest income on a loan asset related to a fee generating vehicle

Insurance

Spread Related Earnings

Mount Logan uses SRE to assess the performance of the Insurance Solutions segment. SRE is a component of Segment Income that is used to assess the performance of the Insurance Solutions segment, excluding certain market volatility, which consists of investment gains (losses), other income and certain general, administrative & other expenses. For the Insurance Solutions segment, SRE equals the sum of (i) the net investment earnings on Insurance Solutions segment’s net invested assets (excluding investment earnings on funds held under reinsurance contracts and modified coinsurance agreement), less (ii) cost of funds (as described below), (iii) compensation and benefits, (iv) interest expense and (v) operating expenses.

Cost of funds includes liability costs associated with the crediting cost on MYGA liabilities as well as other liability costs. Other liability costs include DAC amortization, the cost of liabilities associated with LTC, net of reinsurance, which includes change in reserves, premiums, actual claim experience including related expenses and certain product charges related to MYGA.
The Company reconciles SRE to net income (loss) before tax from its insurance segment activities, as follows:

($ in Thousands)

	Years Ended December 31,
	2025	2024	Change ($)	Change (%)
Insurance Solutions
Net investment income and realized gain (loss), net	$47,147	$53,477	$(6,330)	(12)%
Cost of funds	(32,303)	(22,269)	(10,034)	45%
Compensation and benefits	(543)	(1,367)	824	(60)%
Interest expense	(1,541)	(1,313)	(228)	17%
General, administrative and other	(12,764)	(14,788)	2,024	(14)%
Spread related earnings	$(4)	$13,740	$(13,744)	(100)%

SRE was $0.0 million in 2025, a decrease of $13.7 million, or 100%, compared to $13.7 million in 2024. The decrease in SRE was primarily driven by lower investment income and realized gains (losses) and higher cost of funds, partially offset by lower general, administrative & other expenses. Net investment income and realized gains (losses) decreased by $6.3 million. Net investment income decreased due to lower treasury yields and higher realized losses in 2025 compared to 2024. Cost of funds increased by $10.0 million, primarily driven by unfavorable in-force update to the LTC business in 2025 which had a favorable impact in 2024. Also, there was an increased DAC amortization from the assumption of the NSG MYGA block in the second quarter of 2025, as well as lower premium volume experienced in the LTC business in 2025. General, administrative and other expenses decreased by $2.0 million in 2025 due to a reduction in new MYGA business in 2025 compared to 2024, which reduced MYGA related costs.

Additionally, consulting and legal expenses declined and valuation costs were reduced in 2025 following the transition to a new valuation service provider in the fourth quarter of 2024.

Net Investment Spread
The following presents net investment spread for the insurance segment:

	Years Ended December 31,
	2025	2024	Change
Net investment income and realized gain or (loss), net	6.13%	7.43%	(130)bps
Cost of funds¹	(5.48)%	(5.35)%	(13)bps
Net Investment spread	0.65%	2.08%	(143)bps

(1)Excludes changes in future policy benefits liabilities of LTC line of business, to calculate net investment spread, which result from changes in actuarial assumptions and future cash flow projections.
Net investment spread was 0.65% in 2025, a decrease of 143 basis points compared to 2.08% in 2024, primarily driven by lower net investment income and realized gain or (loss) and higher cost of funds in 2025 compared to 2024. Net investment income and realized gain or (loss) percent represents the percent of net investment income and realized gain (loss) over average net invested assets. Net investment income and realized gain (loss) was 6.13% in 2025, a decrease of 130 basis points compared to 7.43% in 2024, primarily driven by higher average net invested assets (including cash on hand), lower treasury yields, and higher realized losses. Cost of funds percent represents the percent of cost of funds over average net invested assets. Cost of funds were higher in 2025 compared to 2024 primarily due to the unfavorable in-force update and claims experience in the LTC business, increased DAC amortization due to the assumption of the NSG MYGA block and increased surrenders of existing MYGA policies.
Segment Information

Segment Income is a measure of profitability and has certain limitations in that it does not take into account certain items included under U.S. GAAP. Segment Income is the sum of (i) Fee Related Earnings and (ii) Spread Related Earnings. The following presents a reconciliation of Net Income (loss) attributable to Mount Logan common shareholders to Segment Income:

($ in Thousands)

	Years Ended December 31,
	2025	2024
Net income (loss)	$(60,847)	$(10,387)
Income tax (expense) benefit — Asset Management	(2,386)	(606)
Income (loss) before taxes	$(58,461)	$(9,781)
Asset Management Adjustments:
Intersegment management fee eliminations	6,043	5,627
Administration and servicing fees [1]	2,236	1,605
Transaction costs	9,501	2,174
Compensation and benefits [1]	1,885	2,173
Equity-based compensation	1,476	363
Amortization and impairment of intangible assets	14,978	3,582
Interest and other credit facility expenses	7,810	7,001
General, administrative and other [1]	10,434	3,787
Net gains (losses) from investment activities	(2,021)	1,531
Dividend income	(98)	(356)
Interest income - bank interest	(191)	—
Other income (loss), net	(335)	(69)
Gain on acquisition	(4,457)	—
Insurance Solutions Adjustments:
Equity-based compensation	1,322	211
Net unrealized gains (losses) from investment activities	(2,424)	9,651
Other income	(309)	(541)
Intersegment management fee eliminations	(6,043)	(5,627)
General, administrative and other [2]	1,630	1,488
Impairment loss - Goodwill	25,504	—
Segment Income	$8,480	$22,819

(1)Represents corporate overhead allocated to each segment.
(2)Represents costs incurred by the insurance segment for purposes of U.S. GAAP reporting but not the day-to-day operations of the insurance company.

Liquidity and Capital Resources

As of December 31, 2025, the Asset Management segment carried $76.3 million (par value) of borrowings outstanding, comprising $36.3 million at fixed rates and $40.0 million at floating rates. At the same date, the Asset Management segment held $15.0 million of unrestricted cash and cash equivalents.

As of December 31, 2025, the Insurance Solutions segment reported $17.3 million (par value) of borrowings outstanding, including $14.3 million at fixed rates and $3.0 million at floating rates. Liquid assets, including high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets liquidity and funding requirements. As of December 31, 2025 and December 31, 2024, the total liquid assets of the Insurance Solutions segment were as follows:

($ in Thousands)

As at	December 31, 2025	December 31, 2024
Cash and cash equivalents[1]	$118,753	$77,055
Restricted cash	9,973	15,716
Investments	639,221	637,048
Receivable for investments sold	—	17,045
Accrued interest and dividend receivable[1]	12,596	18,580
Total liquid assets	$780,543	$765,444

(1)Cash and cash equivalents and accrued interest & dividend receivable includes cash and cash equivalent and accrued interest of consolidated VIEs, respectively.

Interest Rate Sensitivity

The Company owns debt assets that are exposed to interest rate sensitivity.

The following table summarizes the potential impact on net income of hypothetical base rate changes in interest rates within the Insurance Solutions segment assuming a parallel shift in the yield curve, with all other variables remaining constant. The impact of interest rates sensitivity on the Asset Management segment is immaterial.

As at	December 31, 2025	December 31, 2024
50 basis point increase[1]	$653	$1,911
50 basis point decrease[1]	$(653)	$(1,911)

(1)Losses are presented in brackets and gains are presented as positive numbers

Actual results may differ significantly from this sensitivity analysis. As such, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined above.

About Mount Logan Capital Inc.

Mount Logan Capital Inc. is an integrated alternative asset management and insurance solutions firm focused on generating durable, fee-based revenue and long-term value creation. The Company leverages differentiated investment strategies alongside permanent insurance capital to deliver attractive, risk-adjusted returns across market cycles.

Through its subsidiaries, Mount Logan Management LLC and Ability Insurance Company, Mount Logan manages and invests across private and public credit markets in North America and operates an insurance platform that provides long-duration liabilities to support its credit investment strategies. This integrated platform is designed to provide stable earnings, downside protection, and a low risk of principal impairment through the credit cycle.

As of December 31, 2025, Mount Logan Capital had over $2.1 billion in assets under management.

Estimates and Assumptions

This press release includes unaudited financial and business projections. These projections, and their underlying assumptions, are inherently unpredictable and undue reliance should not be placed thereon.

These estimates reflect internal financial models that Mount Logan uses in connection with its strategic planning and are based on numerous variables and assumptions made by Mount Logan’s management with respect to industry performance, general business, economic, regulatory and financial conditions and other future events, as well as matters specific to Mount Logan’s businesses, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Mount Logan’s management. As a result, these estimates constitute forward-looking statements and are subject to many risks and uncertainties that could cause actual results to differ materially from these projections. Please carefully consider “Cautionary Statement Regarding Forward-Looking Statements” below. There can be no assurance that these estimates will be realized or that actual results will not be significantly different than projected.

The inclusion of these estimates in this press release should not be regarded as an indication that Mount Logan or any of its affiliates, advisors, officers, directors or representatives considered or considers such estimates to be necessarily predictive of actual future events, and these estimates should not be relied upon as such. The inclusion of these estimates herein should not be deemed an admission or representation by Mount Logan that its management views these estimates as material information.

Certain of the estimates and projections set forth herein may be considered non-GAAP financial measures, including FRE. There are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included by generally accepted accounting principles in the United States (“GAAP”). Non-GAAP measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures used by Mount Logan may not be comparable with similarly titled amounts used by other companies. No reconciliation of these non-GAAP measures was created or used in connection with preparing the estimates included herein.

Cautionary Statement Regarding Forward-Looking Statements

This press release, and oral statements made from time to time by representatives of Mount Logan or SOFIX may contain statements of a forward-looking nature relating to future events within the meaning of applicable U.S. and Canadian securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would,” “forecasts,” “seeks,” “future,” “proposes,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions). Forward-looking statements are not statements of historical fact and reflect Mount Logan’s or SOFIX’s current views about future events. Such forward-looking statements include, without limitation, statements about the anticipated growth, profitability and scalability of the Company’s business; the Company’s strategic objectives, model, approach and future activities; planned capital raising and liquidity activities and the expected outcome of such activities; the expected timing and benefits of the transaction with Yieldstreet Alternative Income Fund (“YS AIF”), the expected increase in FRE and accretive nature of the transaction with YS AIF, future financial and operating results, Mount Logan’s or SOFIX’s plans, objectives, expectations and intentions regarding our business strategy and plans, and other statements that are not historical facts.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to the inability to complete and recognize the anticipated benefits of the transaction with YS AIF on the anticipated timeline or at all; purchase price adjustments, unexpected costs related to the transaction with YS AIF; the risk of litigation related to the Business Combination; variability in revenues, earnings, and cash flows and the resulting impact on quarterly earnings trends and stock price volatility; the intensity of competition in asset management and insurance markets and constraints on the ability to execute growth strategies and maintain or increase market share or margins; reliance on technology and information systems, including third party and systems provided by BC Partners Advisors L.P. (“BCPA”), and risks related to cybersecurity, data integrity, and operational resilience; dependence on management’s assumptions, estimates, models, and judgment, and the risk that actual outcomes diverge materially from those assumptions; illiquidity of certain assets under management and insurance investments, and the impact of limited liquidity on valuation, portfolio management, and capital allocation; dependence on access to financing markets and the availability, cost, and terms of capital and liquidity; risks associated with the use of hedging and other risk management instruments, including costs, basis risk, counterparty exposure, and potential ineffectiveness; adverse political, market, and economic conditions and their effects on investment performance, funding costs, client activity, and policyholder behavior; dependence on BCPA and key BCPA personnel; actual and potential conflicts of interest arising from the relationship with BCPA; concentration risk associated with managing a limited number of funds and investments; complexities and subjectivity in valuing illiquid assets, including model risk and sensitivity to assumptions; the heavily regulated nature of the insurance business; and the increased expenses and compliance requirements associated with being a U.S. public company. No assurances can be given that the forward-looking statements contained in this press release will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those projected. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Readers should carefully review the statements set forth in the reports, which Mount Logan and SOFIX have filed or will file from time to time with the SEC or on SEDAR+ and any risk factors contained in such reports, including the section titled “Risk Factors” in Mount Logan’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 18, 2026. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

Each of Mount Logan and SOFIX do not undertake any obligation, and expressly disclaims any obligation, to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Any discussion of past performance is not an indication of future results. Investing in financial markets involves a substantial degree of risk. Investors must be able to withstand a total loss of their investment. The information herein is believed to be reliable and has been obtained from sources believed to be reliable, but no representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of the information and opinions. The information contained on the website of Mount

Logan or SOFIX is not incorporated by reference into this press release. Neither Mount Logan nor SOFIX is responsible for the contents of third-party websites.

No Offer or Solicitation

This press release is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this release is not, and under no circumstances is it intended to be and does not constitute an offer to sell or the solicitation of an offer to purchase any securities in the MLCI, SOFIX, YS AIF or in any fund or other investment vehicle in any jurisdiction pursuant to the proposed transactions or otherwise.

Additional Information and Where to Find It

Additional information regarding the Asset Acquisition transaction will be presented in a proxy statement/prospectus that will be provided to YS AIF shareholders at a meeting of YS AIF shareholders.

The proxy statement/prospectus has yet to be filed with the SEC. When available and effective, as applicable, YS AIF shareholders are encouraged to review the proxy statement/prospectus on the SEC website at www.sec.gov.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Participants in the Solicitation

SOFIX, MLCI, MLM, and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the shareholders of YS AIF in connection with the proposed asset acquisition. Information regarding the persons who may be deemed participants in such solicitation will be set forth in the proxy statement/prospectus relating to the proposed asset acquisition when it is filed with the SEC. Shareholders may obtain additional information regarding the interests of the participants in the solicitation of proxies in connection with the proposed asset acquisition by reading the proxy statement/prospectus when it becomes available.

Contacts:
Mount Logan Capital Inc.
650 Madison Ave, Floor 3
New York City, NY 10022
mlc.ir@mountlogan.com

Mount Logan Capital Inc.
mlc.ir@mountlogan.com

Andrew Berger
SM Berger & Company
andrew@smberger.com

MOUNT LOGAN CAPITAL INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands, except per share data)	December 31, 2025	December 31, 2024
ASSETS
Asset Management
Cash and cash equivalents	$14,999	$8,933
Investments (including related party amounts of $25,423 and $20,871 at December 31, 2025 and December 31, 2024, respectively)	29,298	21,370
Intangible assets	10,961	25,940
Other assets (including related party amounts of $5,245 and $2,657 at December 31, 2025 and December 31, 2024, respectively)	11,165	9,179
	66,423	65,422
Insurance Solutions
Cash and cash equivalents	88,723	51,999
Restricted cash	9,973	15,716
Investments (including related party amounts of $20,867 and $23,659 at December 31, 2025 and December 31, 2024, respectively)	956,808	915,556
Derivatives	481	—
Assets of consolidated variable interest entities
Cash and cash equivalents	30,030	25,056
Investments	120,680	125,898
Other assets	955	1,048
Reinsurance recoverable	272,918	259,454
Intangible assets	2,444	2,444
Deferred acquisition costs	6,791	6,524
Goodwill	30,193	55,697
Other assets	14,299	37,135
	1,534,295	1,496,527
Total assets	$1,600,718	$1,561,949
LIABILITIES
Asset Management
Due to related parties	$11,844	$10,470
Debt obligations	76,250	74,963
Accrued expenses and other liabilities	9,515	5,669
	97,609	91,102
Insurance Solutions
Future policy benefits	781,881	769,533
Interest sensitive contract liabilities	363,981	334,876
Funds held under reinsurance contracts	237,143	239,918
Debt obligations	17,250	14,250
Derivatives	1,388	5,192
Accrued expenses and other liabilities	10,510	2,995
	1,412,153	1,366,764
Total liabilities	1,509,762	1,457,866

Commitments and Contingencies
EQUITY
Common shares, $0.001 par value, 150,000,000 shares authorized, 12,786,770 and 6,133,631 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	13	6
Warrants	1,426	1,426
Additional paid-in-capital	177,099	123,889
Retained earnings (accumulated deficit)	(120,746)	(58,279)
Accumulated other comprehensive income (loss)	33,164	37,041
Total equity	90,956	104,083
Total liabilities and equity	$1,600,718	$1,561,949

MOUNT LOGAN CAPITAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
(in thousands, except per share data)	2025	2024
REVENUES
Asset Management
Management fees	$9,532	$11,131
Incentive fees	1,613	3,198
Advisory and transaction fees, net	798	—
Equity investment earning	1,023	680
	12,966	15,009
Insurance Solutions
Net premiums	(17,200)	(15,479)
Product charges	1,877	266
Net investment income	63,423	74,638
Net gains (losses) from investment activities	6,217	(8,211)
Net revenues of consolidated variable interest entities	13,166	15,082
Net investment income (loss) on funds withheld	(27,192)	(32,056)
Other income	309	541
	40,600	34,781
Total revenues	53,566	49,790
EXPENSES
Asset Management
Administration and servicing fees	7,802	5,895
Transaction costs	9,501	2,174
Compensation and benefits	8,392	8,412
Amortization and impairment of intangible assets	14,978	3,582
Interest and other credit facility expenses	7,810	7,001
General, administrative and other	13,138	6,480
	61,621	33,544
Insurance Solutions
Net policy benefit and claims	(2,222)	(10,091)
Interest sensitive contract benefits	16,076	14,972
Amortization of deferred acquisition costs	3,126	2,175
Compensation and benefits	543	1,367
Interest expense	1,541	1,313
General, administrative and other	14,394	16,276
Goodwill impairment	25,504	—
	58,962	26,012
Total expenses	120,583	59,556
Investment and other income (loss) - Asset Management
Net gains (losses) from investment activities	2,021	(1,531)
Dividend income	98	356
Interest income	1,278	1,091
Other income (loss), net	702	69
Gain on acquisition	4,457	—
Total investment and other income (loss)	8,556	(15)
Income (loss) before taxes	(58,461)	(9,781)
Income tax (expense) benefit — Asset Management	(2,386)	(606)
Net income (loss)	$(60,847)	$(10,387)
Earnings per share
Net income (loss) attributable to common shareholders - Basic	$(7.08)	$(1.70)
Net income (loss) attributable to common shareholders - Diluted	(7.08)	(1.70)
Weighted average shares outstanding – Basic	8,597,454	6,113,203
Weighted average shares outstanding – Diluted	8,597,454	6,113,203

MOUNT LOGAN CAPITAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
(in thousands, except per share data)	2025	2024
Net income (loss)	$(60,847)	$(10,387)
Other comprehensive income (loss), before tax:
Unrealized investment gains (losses) on available-for-sale securities	5,960	7,555
Unrealized gains (losses) on hedging instruments	4,285	(5,192)
Remeasurement gains (losses) on future policy benefits related to discount rate	(14,122)	7,592
Other comprehensive income (loss), before tax	(3,877)	9,955
Income tax expense (benefit) related to other comprehensive income (loss)	—	—
Other comprehensive income (loss)	(3,877)	9,955
Comprehensive income (loss)	$(64,724)	$(432)

Filed by Opportunistic Credit Interval Fund
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company
Yieldstreet Alternative Income Fund Inc.
File No. 811-2340

EXHIBIT C

March 2026

2 Important Information Cautionary StatementRegarding Forward-Looking Statements This presentation, and oral statements made from time to time by representatives of Mount Logan or SOFIX may contain statements of a forward-looking nature relating to future events within the meaning of applicable U.S. and Canadian securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would,” “forecasts,” “seeks,” “future,” “proposes,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions). Forward-looking statements are not statements of historical fact and reflect Mount Logan’s or SOFIX’s current views about future events. Such forward-looking statements include, without limitation, statements about the expected timing and benefits of the SOFIX-Yieldstreet Alternative Income Fund, the expected increase in FRE and accretive nature of the transaction, future financial and operating results, Mount Logan’s or SOFIX’s plans, objectives, expectations and intentions regarding our business strategy and plans, and other statements that are not historical facts, including but not limited to the inability to complete and recognize the anticipated benefits of the transaction on the anticipated timeline or at all, purchase price adjustments, unexpected costs related to the transaction, future results of operations, projected cash flow and liquidity, business strategy, shareholder liquidity and the payment of dividends to shareholders of Mount Logan or SOFIX, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this presentation will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those projected. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Readers should carefully review the statements set forth in the reports, which Mount Logan and SOFIX have filed or will file from time to time with the SEC or on SEDAR+ and any risk factors contained in such reports, whichmay cause results to differ. Each of Mount Logan and SOFIX do not undertake any obligation, and expressly disclaims any obligation, to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Any discussion of past performance is not an indication of future results. Investing in financial markets involves a substantial degree of risk. Investors must be able to withstand a total loss of their investment. The information herein is believed to be reliable and has been obtained from sources believed to be reliable, but no representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of the information and opinions. The information contained on the website of Mount Logan or SOFIX is not incorporated by reference into this presentation. Neither Mount Logan nor SOFIX is responsible for the contents of third-party websites.

3 Important Information Estimates and Assumptions This presentation includes unaudited financial and business projections. These projections, and their underlying assumptions, are inherently unpredictable and undue reliance should not be placed thereon. These estimates reflect internal financial models that Mount Logan uses in connection with its strategic planning and are based on numerous variables and assumptions made by Mount Logan’s management with respect to industry performance, general business, economic, regulatory and financial conditions and other future events, as well as matters specific to Mount Logan’s businesses, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Mount Logan’s management. As a result, these estimates constitute forward-looking statements and are subject to many risks and uncertainties that could cause actual results to differ materially from these projections. Please carefully consider “Cautionary Statement Regarding Forward-Looking Statements” above. There can be no assurance that these estimates will be realized or that actual results will not be significantly different than projected. The inclusion of these estimates in this presentation should not be regarded as an indication that Mount Logan or any of its affiliates, advisors, officers, directors or representatives considered or considers such estimates to be necessarily predictive of actual future events, and these estimates should not be relied upon as such. The inclusion of these estimates herein should not be deemed an admission or representation by Mount Logan that its management views these estimates as material information. Certain of the estimates and projections set forth herein may be considered non-GAAP financial measures, including FRE. There are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included by generally accepted accounting principles in the United States (“GAAP”). Non-GAAP measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures used by Mount Logan may not be comparable with similarly titled amounts used by other companies. No reconciliation of these non-GAAP measures was created or used in connectionwith preparing the estimates included herein.

4 Important Information No Offer or Solicitation This presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this release is not, and under no circumstances is it intended to be and does not constitute an offer to sell or the solicitation of an offer to purchase any securities in MLCI, SOFIX, Yieldstreet Alternative Income Fund (“YS AIF”) or in any fund or other investment vehicle in any jurisdiction pursuant to the proposed transactions or otherwise. Additional Information andWhere to Find It Additional information regarding the Asset Acquisition transaction will be presented in a proxy statement/prospectus that will be provided to YS AIF shareholders at a meeting of YS AIF shareholders. The proxy statement/prospectus has yet to be filed with the SEC. When available and effective, as applicable, YS AIF shareholders are encouraged to review the proxy statement/prospectus on the SECwebsite at www.sec.gov. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETYWHEN THEY BECOME AVAILABLE BECAUSE THEYWILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Participants in the Solicitation SOFIX, MLCI, MLM, and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the shareholders of YS AIF in connection with the proposed asset acquisition. Information regarding the persons who may be deemed participants in such solicitation will be set forth in the proxy statement/prospectus relating to the proposed asset acquisition when it is filed with the SEC. Shareholders may obtain additional information regarding the interests of the participants in the solicitation of proxies in connection with the proposed asset acquisition by reading the proxy statement/prospectus when it becomes available.

5 Integrated Alternative Asset Manager and Insurance Solutions Platform

6 Multi-Year Growth Strategy Focused on Organic and Inorganic Opportunities

7 $1.2 $2.4 $4.3 $8.2 $9.9 $- $2.0 $4.0 $6.0 $8.0 $10.0 $12.0 2021 2022 2023 2024 2025 Core Vehicles Total Mount Logan Management     45% 20% 1992 2024 $4 T $13 T 2022 2032E

Ability Insurance Company

Ability Insurance Company is a BBB- rated Nebraska-domiciled insurance company focused on retirement savings products (licensed in 42 states)

Management Fees



~34% CAGR
$2.0M
$6.4M
PRE-CLOSE (OCT-21)
Q4'25

Market ($B)[1]



$208.7
$198.7
$417.0
$481.0
$545.0
48
56
63
71
76
2016A
2020A
2025E
2030E
2035E
Annuity Sales
People Age 65+ (M)

- Since the acquisition in Q4'21, MLCI has grown via reinsurance agreements for multi-year guaranteed annuities ("MYGA")
- Ownership of Ability means permanent capital, incremental asset management fees, and a growth platform for future insurance business
- As of Q4'25, Ability's investable assets totaled ~$1.1B, with a significant portion in IG securities
- Mount Logan Management manages $733M of invested assets (or 66%; with target of 75%)
- Entered into agreement in Q1'26 to manage an additional $125M of assets, benefiting FRE

Opportunity

- Repositioned the insurance segment into Multi-Year Guaranteed Annuities ("MYGA")
- MYGA is a low-risk product compared to traditional life insurance / P&C lines, with fixed crediting rate and duration that is largely managed by Mount Logan Management
- Significant correlation between population of individuals aged 65+ and annuity sales
- Highly Recurring Fee Base
- Creation of Long-Term Equity Value in Insurance
- De-risked Legacy Business
- Improved Capital Base for Policy Holders
- Compelling Valuation & Upside Opportunity

1. IMF, LIMRA.
2. Investable assets include investments held in a funds held under reinsurance contracts and investments held as part of a MODCO insurance agreement

8

9 Building a Scalable and Compounding Flywheel

Multi-Year Strategy on Expanding Asset Management & Insurance Platforms

MOUNT LOGAN CAPITAL

Q4'20 (LTM)

Asset Management

Three Segments

Scaling Private Credit Manager

Showcased ability to grow both organically and inorganically

AUM of $2.1B[1] focused on growing its recurring asset management fee streams largely from permanent and semi-permanent capital

Robust pipeline of strategic M&A opportunities

Insurance

Closed Ability acquisition in Nov'21

Direct writing of MYGA business expected to start Q2'26

Selectively evaluating new potential reinsurance partners and expanding insurance product diversification

$6M+ annual run-rate management fees for AM

Strategic Origination Platform Investments

Closed strategic combination with 180 Degree Capital in Sep'25

Announced Yieldstreet Alternative Income Fund acquisition in Q1'26

Runway Growth announced to acquire SWK Holdings in Oct'25

Strong pipeline targeting origination platforms

Q4'25 (LTM)

Asset Management + Insurance + Origination Platform

	Q4'20 (LTM)	Q4'25 (LTM)
AUM[1]	$1.2B	$2.1B
FRE	$0.1M	$8.5M
SRE	N/A	$0.0M
Market Cap[2]	$37.7M	$105.5 M
Book Value	$43.2M	$91.0M

1. AUM as of December 31, 2025
2. Market Cap as of December 31, 2025
3. "M" denotes millions; "B" denotes billions

10

11 • Partner in charge of the Global Credit Business at BC Partners (launched the credit platform in Feb 2017) • Previously President of Apollo Investment Corporation and the Chief Investment Officer of Apollo Investment Management • Previously at Goldman Sachs for 13 years, most recently running the Bank Loan Distressed Investing Desk • Partner at BC Partners, joined as part of the creation of BC Partners Credit • Previously a Partner at Stonerise Capital Partners where he spent more than five years • Spent several years at Goldman Sachs in its Special Situations Group and Investment Banking Division Experienced Management Team • • On April 1, 2026, Brandon Satoren will assume the role of Chief Financial Officer and Corporate Secretary. • Has served as CFO of BC Partners listed BDC’s and interval funds since 2021 • Prior experience includes leadership positions at AQR Capital Management, LLC and PennantPark Investment Advisors, LLC • Spent close to nine years at PriceWaterhouse Coopers LLP in their Asset Management Assurance practice • Chartered Professional Accountant (Colorado)

12 2025 Actions Strengthened Mount Logan’s Platform Transformative Merger Transitioned to US and Listed on Nasdaq Broadened Asset Management Platform New Servicing Agreement with BC Partners Advisors Strengthened Balance Sheet Returned Capital to Shareholders • Completed business combination with 180 Degree Capital Corp. in September 2025 • Increased scale and strengthened balance sheet to support organic and strategic growth • In January 2025, Mount Logan completed its minority investment into Runway Growth Capital LLC. • In October 2025, Runway Growth Finance Corp. announced agreement to acquire SWK Holdings • In July 2025, Logan Ridge and Portman Ridge merger, creating BCP Investment Corp • New agreement finalized in November 2025 • Moved Mount Logan to fully asset-light outside of C-Suite employees • Aligns BC Partner’s contributions with Mount Logan’s growth, AUM expansion • Completed $40 million 8.00% senior unsecured notes financing • Reduced secured indebtedness and associated cash interest cost • Mount Logan Capital Inc. rated BBB from Egan Jones • Completed $15 million tender offer at $9.43 per share • Authorized $10 million share repurchase program through December 31, 2027 • Mount Logan to remain opportunistic on share repurchases moving forward • Began trading as Mount Logan Capital (Nasdaq: MLCI) on September 12, 2025 • Expanded market visibility, investor access, and long-term capital raising flexibility

Inorganic Growth – Mount Logan-Managed SOFIX to Acquire $100m+ in Assets

MOUNT LOGAN CAPITAL

In March 2026, Mount Logan-managed Opportunistic Credit Interval Fund (SOFIX) entered into a definitive agreement to acquire assets from Yieldstreet Alternative Income Fund (YS AIF) for newly issued shares of SOFIX.

$100 Million+ Increase in AUM	**~2.8 Million, or ~30% of 2025 FRE** Estimated Increase to Annual FRE[1]	**Expected Immediately Accretive to MLCI[1]**

- YS AIF and SOFIX investors gain access to a larger investment vehicle with **greater scale, economic efficiency and increased portfolio diversification**.
- Mount Logan currently estimates, on a full-year basis, transaction to **increase fee-related earnings (FRE) by at least $2.8 million[2], or more than 30% of 2025 FRE**.
- Mount Logan's total cost inclusive of its definitive transition services agreement with YS AIF's advisor is expected to be **immediately accretive to MLCI**.
- Transaction expected to close in late Q2 or Q3 2026, subject to regulatory and YS AIF shareholder approvals.

1. Following closing, which is subject to regulatory and YS AIF shareholder approvals. 2. Estimated FRE contribution from acquired assets based on current management and incentive fee structure of SOFIX with $100 million in additional assets. Actual contribution of the incentive fee portion of this amount is dependent on performance and actual results may differ materially from these projections. See "Estimates and Assumptions" for additional information.

13

14 Scaling Mount Logan’s Platform Through Disciplined M&A Positive Long-Term Industry Fundamentals Near-Term Dislocation Creates Opportunity Proven M&A Platform Capital and Strategic Access • Structural growth in private credit as banks retrench from middle-market lending • Increasing institutional allocations to private credit and specialty finance • Industry consolidation favoring scaled asset managers • Market volatility creating valuation dislocations across BDCs and private credit platforms • Opportunities to acquire platforms, management contracts, and portfolios at attractive valuations • Targeting transactions that enhance scale, distribution and product breadth • Demonstrated ability to source, acquire and integrate credit platforms • Since 2018, MLCI has completed 17 acquisitions and strategic investments • Flexible structures including platform acquisitions, minority investments, and partnerships • Flexible access to capital through institutional partners and public markets • Strategic alignment with BC Partners enhances deal flow and relationships • Capital flexibility supports disciplined and opportunistic M&A execution

15 Ability Insurance Positioned for Profitable, Scalable Growth Significant investment into Ability at year-end 2025, to support the organic growth flywheel Insurance business highly strategic to Mount Logan and represents key driver of future growth Benefits of investment to materialize later in 2026 Expand insurance capabilities and distribution partnerships, which may include direct writing of liabilities Improve efficiency and margins of spread-related earnings Expand offerings of solutions, catered towards retirement end-markets Continue to scale insurance investment capabilities to generate recurring spread earnings Increase insurance and reinsurance counterparty relationships managed in-house by Mount Logan Grow earnings and return on equity

16 Capital Allocation Strategy Focused on Growth - Strategy focused on acquiring sub-scale managers, contracts, or origination platforms - Pipeline to continue scaling our permanent and semi-permanent capital asset base - Since 2018, MLC’s management team has completed 17 acquisitions and strategic investments - Increase consistent recurring revenue streams across a permanent and semi-permanent capital base - Leverage dedicated sales force for launch and sale of best-in-class public and private credit products - Significant investment into Ability - Mount Logan has historically paid a dividend for 25 consecutive quarters - Current annualized dividend of $0.12 per share, representing yield of 1.5% at December 31, 2025 - Completed a $15 million tender offer in February 2026 at $9.43 per share • No insiders participating, reinforcing confidence in the long-term outlook for Mount Logan • Efficiently reducing the Company’s common stock issued and outstanding by approximately 12% - In February 2026, announced $10 million share repurchase program through December 31, 2027

17

18 2025 Financial Highlights • 2025 was a year of investment as the team closed the TURN merger, transitioned to GAAP financials, completed a minority investment into Runway Growth Capital LLC, increased revenues from core managed-vehicles, and completed additional reinsurance agreements. • Company highly focused on driving growth in 2026 and beyond, supported by internal strategies to drive operational improvements and increase profitability, which are expected to benefit 2026’s financial results. • FRE was $1.5 million for Q4’25 down 31.7% from $2.2 million in Q4’24. • FRE was $8.5 million for full year 2025, down $0.6 million compared to $9.1 million in 2024. This decrease primarily reflects voluntary fee waivers of $0.5 million. Additionally, Mount Logan underwent a shift in key fee streams as certain funds continued their wind down during 2025, including the Ovation funds and Mount Logan’s managed CLOs. • Equity investment earnings rose to $1.0 million in 2025, up from $0.7 million in 2024, benefiting from stronger results at Sierra Crest Investment Management after the merger of Logan Ridge and Portman. • SRE was $(1.1) million for Q4'25 and $0.0 for full year 2025. $4.2 million SRE for Q4'24 and $13.7 million full year 2024. • The full year decline in SRE was primarily attributable to the decline in net investment income for the Insurance Solutions segment including VIEs, while general, administrative and other expenses were lower due to lower MYGA-related expenses and cost reductions following continued expense efficiency initiatives, which remain ongoing. • The MYGA reinsurance business continues to expand with the legacy LTC block stable in continuing to run-off. • Total Insurance Solutions assets grew to approximately $1.5 billion, with strong credit quality and ample liquidity. • The net investment spread was 65 basis points in 2025, compared to 208 basis points in 2024.

19 Asset Management Logan Ridge and Portman Ridge merged into BCP Investment Corporation (Nasdaq: BCIC), resulting in the loss of the Logan Ridge fee stream, partially offset by a new profit-sharing arrangement with Sierra Crest Investment Management, the manager of BCIC. $16,758$15,575$4,120 $3,275 Management fees 3,1981,613545 405 Incentive fees -798-798Advisory and transaction fees, net 6801,023439 218 Equity investment earnings 1,0911,087274 273 Interest income¹ -367-105 Other fee-related income (5,665)(4,962)(2,077)(1,185)Fee-related compensation Other operating expenses: (4,290)(4,313)(789)(1,479)Administration and servicing fees (2,693)(2,704)(360)(940)General, administrative and other $9,079$8,484$2,152 $1,470 Fee Related Earnings $8.5 $9.1 2025 2024

20 Insurance Solutions Results reflected lower investment yields, higher cash balance and larger cost of funds, partially offset by tighter expense management. We expect spreads to build toward the 75-100 basis point range as the company actively manages its investment portfolio and evaluates new liability origination. $ in thousands $53,477$47,147$12,830 $11,106 Net investment income and realized gain (loss), net (22,269)(32,303)(4,922)(8,357)Cost of funds (1,367)(543)(247)(3)Compensation and benefits (1,313)(1,541)(329)(398)Interest expense (14,788)(12,764)(3,179)(3,424)General, administrative and other $13,740$(4)Spread Related Earnings $0.0 $13.7 2025 2024

Mount Logan Investment Vehicles

MOUNT LOGAN CAPITAL

Mount Logan Managed Investment Vehicles & Funds[1]

Insurance | Retail | Institutional

ABILITY INSURANCE COMPANY

- Asset base growth and active deployment of capital as Ability increases reinsurance annuity
- Diversified investment portfolio across investment grade, private credit, real estate debt, and other alternative investments

AUM $873M

OPPORTUNISTIC CREDIT INTERVAL FUND (SOFIX)

- Launched retail fund in July 2022 with 59%+ inception to date returns[3]
- SOFIX 2025 performance of 11.3% with average annual performance of 14.4%[4]

AUM $200M[2]

ALTERNATIVE CREDIT INCOME FUND (ALT-CIF)

- Closed-end credit interval fund
- Subject to quarterly redemptions, providing semi-permanent capital
- Focused on liquid and illiquid credit opportunities

AUM $187M

OVATION ALTERNATIVE INCOME FUND

- Focused on specialty finance opportunities
- Commercial and real estate lending, consumer and litigation finance
- Fund winding down as of Q2'24

AUM $106M

BCP INVESTMENT CORPORATION (NASDAQ: BCIC)[2]

- Closed-end, registered BDC with permanent fee-generating capital
- Merged entity creates a larger, diversified BDC
- Strong recurring fee contribution

AUM $131M

SUB-ADVISORY RELATIONSHIP / OTHER

- Providing certain supervision and oversight to advisors and board of directors pertaining to certain credit funds

AUM $56M

CLO MANAGEMENT PLATFORM

- Multiple CLOs focused on middle market credit
- CLOs 18-1 and 19-1 in harvest, assets are expected to decline as both are in post reinvestment period

AUM $441M

$2.1B

This is not a complete list of vehicles managed by ML Management. Please refer to MLC's most recent Management's Form 10-K for a complete list.

1. Total assets as of December 31, 2025. Refer to "Endnotes & Definitions".
2. On July 15, 2025, Portman Ridge and Logan Ridge closed business combination and rebranded into BCP Investment Corporation (Nasdaq | BCIC).
3. The Fund's Class I commenced operations on July 5, 2022, with inception to date returns as of February 28, 2026. Past performance benefited from an advantageous inception date for the Fund's strategy, as well as an outsized allocation to deeply discounted assets purchased from distressed sellers. There is no guarantee that such investment or market opportunities will repeat themselves in the future.
4. Based on annual performance as of 12/31/2025, average annual performance of 14.4% since inception. Source: www.opportunisticcreditintervalfund.com

21

22

23 Consolidated Statements of Financial Position- Assets December 31, 2024December 31, 2025(in thousands, except per share data) ASSETS Asset Management $ 8,933$ 14,999Cash and cash equivalents 21,37029,298Investments (including related party amounts of $25,423 and $20,871 at December 31, 2025 and December 31, 2024, respectively) 25,94010,961Intangible assets 9,17911,165Other assets (including related party amounts of $2,249 and $2,657 at December 31, 2025 and December 31, 2024, respectively) 65,42266,423 Insurance Solutions 51,99988,723Cash and cash equivalents 15,7169,973Restricted cash 915,556956,808Investments (including related party amounts of $20,867 and $23,659 at December 31, 2025 and December 31, 2024, respectively) —481Derivatives Assets of consolidated variable interest entities 25,05630,030Cash and cash equivalents 125,898120,680Investments 1,048955Other assets 259,454272,918Reinsurance recoverable 2,4442,444Intangible assets 6,5246,791Deferred acquisition costs 55,69730,193Goodwill 37,13514,299Other assets 1,496,5271,534,295 $ 1,561,949$ 1,600,718Total assets

24 Consolidated Statements of Financial Position – Liabilities and Equity December 31, 2024December 31, 2025(in thousands, except per share data) LIABILITIES Asset Management $ 10,470$ 11,844Due to related parties 74,96376,250Debt obligations 5,6699,515Accrued expenses and other liabilities 91,10297,609 Insurance Solutions 769,533781,881Future policy benefits 334,876363,981Interest sensitive contract liabilities 239,918237,143Funds held under reinsurance contracts 14,25017,250Debt obligations 5,1921,388Derivatives 2,99510,510Accrued expenses and other liabilities 1,366,7641,412,153 1,457,8661,509,762Total liabilities Commitments and Contingencies (See Note 24) EQUITY 613 Common shares, 0.001 par value, 150,000,000 shares authorized, 12,786,792 and 6,133,631 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively 1,4261,426Warrants 123,889177,099Additional paid-in-capital (58,279)(120,746)Retained earnings (accumulated deficit) 37,04133,164Accumulated other comprehensive income (loss) 104,08390,956Total equity $ 1,561,949$ 1,600,718Total liabilities and equity

25 Consolidated Statements of Operations . Years Ended December 31, 20242025(in thousands, except per share data) REVENUES Asset Management $ 11,131$ 9,532Management fees 3,1981,613Incentive fees —798Advisory and transaction fees, net 6801,023Equity investment earning 15,00912,966 Insurance Solutions (15,479)(17,200)Net premiums 2661,877Product charges 74,63863,423Net investment income (8,211)6,217Net gains (losses) from investment activities 15,08213,166Net revenues of consolidated variable interest entities (32,056)(27,192)Net investment income (loss) on funds withheld 541309Other income 34,78140,600 49,79053,566Total revenues

26 Consolidated Statements of Operations continued Years Ended December 31, 20242025(in thousands, except per share data) EXPENSES Asset Management 5,8957,802Administration and servicing fees 2,1749,501Transaction costs 8,4128,392Compensation and benefits 3,58214,978Amortization and impairment of intangible assets 7,0017,810Interest and other credit facility expenses 6,48013,138General, administrative and other 33,54461,621 Insurance Solutions (10,091)(2,222)Net policy benefit and claims 14,97216,076Interest sensitive contract benefits 2,1753,126Amortization of deferred acquisition costs 1,367543Compensation and benefits 1,3131,541Interest expense 16,27614,394General, administrative and other —25,504Goodwill impairment 26,01258,962 59,556120,583Total expenses Investment and other income (loss) - Asset Management (1,531)2,021Net gains (losses) from investment activities 35698Dividend income 1,0911,278Interest income 69,000702,000Other income (loss), net —4,457Gain on acquisition (15)8,556Total investment and other income (loss) (9,781)(58,461)Income (loss) before taxes (606)(2,386)Income tax (expense) benefit — Asset Management $ (10,387)$ (60,847)Net income (loss) Earnings per share $ (1.70)$ (7.08)Net income (loss) attributable to common shareholders - Basic (1.70)(7.08)Net income (loss) attributable to common shareholders - Diluted 6,113,2038,597,454Weighted average shares outstanding – Basic 6,113,2038,597,454Weighted average shares outstanding – Diluted

Reconciliation of GAAP to Non-GAAP Financial Measures

MOUNT LOGAN CAPITAL

Summary of Non-U.S. GAAP Measures

The following presents a reconciliation of Net Income (loss) attributable to Mount Logan common shareholders to Segment Income:

	Years Ended December 31,			
		2025		2024
Net income (loss)	$	**(60,847)**	$	**(10,387)**
Income tax (expense) benefit — Asset Management		(2,386)		(606)
Income (loss) before taxes	$	**(58,461)**	$	**(9,781)**
Asset Management Adjustments:				
Intersegment management fee eliminations		6,043		5,627
Administration and servicing fees[1]		2,236		1,605
Transaction costs		9,501		2,174
Compensation and benefits[1]		1,885		2,173
Equity-based compensation		1,476		363
Amortization and impairment of intangible assets		14,978		3,582
Interest and other credit facility expenses		7,810		7,001
General, administrative and other[1]		10,434		3,787
Net gains (losses) from investment activities		(2,021)		1,531
Dividend income		(98)		(356)
Net revenues of consolidated VIEs[3]		(191)		—
Other income (loss), net		(335)		(69)
Gain on acquisition		(4,457)		—
Insurance Solutions Adjustments:				
Equity-based compensation		1,322		211
Net unrealized gains (losses) from investment activities		(2,424)		9,651
Other income		(309)		(541)
Intersegment management fee eliminations		(6,043)		(5,627)
General, administrative and other[2]		1,630		1,488
Impairment loss - Goodwill		25,504		—
Segment Income	$	**8,480**	$	**22,819**

Please refer to MLCI's accompanying notes to the unaudited consolidated financial statements.

27

28 Endnotes & Definitions Non-GAAP Financial Measures

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